S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

April 18, 2011

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on April 18, 2011 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX announces that early results from its multi-faceted exploration programs at Los Zorros are strongly encouraging and demonstrate important advancements on several projects.  A Titan-24 geophysical survey, which was completed subsequent to the drilling reported below, has provided key insights into many of the project targets.

Item 5:

Full Description of Material Change

SAMEX announces that early results from its multi-faceted exploration programs at Los Zorros are strongly encouraging and demonstrate important advancements on several projects.  A Titan-24 geophysical survey, which was completed subsequent to the drilling reported below, has provided key insights into many of the project targets.

Program highlights include:

-

Breakthrough in target definition at the Cinchado project (see graphics plates at www.samex.com).

-

Titan-24 geophysical survey reveals numerous additional targets while refining existing ones.

-

A 900-meter step-out drill hole at the Milagro project intersects multiple auriferous (gold-bearing) stratigraphic intervals, favorable for hosting gold deposits.

-

Deep drilling at Milagro Pampa intersects a long interval of stock-work veined, variable mineralized, porphyry intrusion, which Titan-24 shows may be the halo to a large IP anomaly centered 400 meters to the east.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 18th day of April, 2011.

“Larry D. McLean”

Director